As filed with the Securities and Exchange Commission on June 28, 2005

                                                             File No. 333-119868

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No. _______
                       Post-Effective Amendment No. __1___

                        (Check appropriate box or boxes)

                               PIONEER EUROPE FUND
               (Exact Name of Registrant as Specified in Charter)

                                 (617) 742-7825
                        (Area Code and Telephone Number)

                  60 State Street, Boston, Massachusetts 02109
                    (Address of Principal Executive Offices:
                     Number, Street, City, State, Zip Code)

                            Dorothy E. Bourassa, Esq.
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                     (Name and Address of Agent for Service)

Copies to:  David C. Phelan, Esq.
            Wilmer Cutler Pickering Hale and Dorr LLP
            60 State Street
            Boston, Massachusetts 02109

There have been no changes to the proxy statement/prospectus or statement of additional information as filed in Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-119868) as filed with the Commission on May 11, 2005 (Accession No. 0001016964-05-000227).

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                                     PART C

                                OTHER INFORMATION
                               PIONEER EUROPE FUND

ITEM 15.  INDEMNIFICATION

Except for the Agreement and Declaration of Trust, dated June 22, 1990, as amended from time to time, the "Declaration"), establishing the Fund as a statutory trust under Massachusetts law, there is no contract, arrangement or statute under which any Trustee, officer, underwriter or affiliated person of the Fund is insured or indemnified. The Declaration provides that every person who is, or has been, a Trustee or an officer, employee or agent of the Fund shall be indemnified by the Fund or the appropriate Fund series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or preceeding in which he becomes involved as party or otherwise by virtue of his being or having been a Trustee, officer, employee or agent and against amounts paid or incurred by him in the settlement thereof.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be abailable to Trustees, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore, unenforcable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund or expenses incurred or paid by a Trustee, officer or controlling person of the Fund in the successful defense of any action, suit or preceeding) is asseted by such Trustt, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

(1)(a)         Amended and Restated Agreement and Declaration of Trust       (1)

(1)(b)         Establishment of Designation of Classes                       (1)

(1)(c )        Establishment of Designation of Classes                       (2)

(1)(d)         Establishment of Designation of Class R Shares                (5)

(2)            Amended and Restated By-Laws                                  (1)

(3)            Not applicable

(4)            Form of Agreement and Plan of Reorganization                  (7)

(5)            Reference is made to Exhibits (1) and (2) hereof

(6)            Management Contract between the Fund and Pioneer Investment
               Management, Inc.                                              (4)

(7)            Underwriting Agreement with Pioneer Funds Distributor, Inc.   (4)

(8)            Not applicable

(9)            Custodian Agreement dated January 14, 1992 between the Fund
               and Brown                                                     (6)
               Brothers Harriman & Co.

(10)(a)        Multiple Class Plan pursuant to rule 18f-3                    (5)


(10)(b)        Distribution Plan relating to Class A                         (3)

(10)(c)        Distribution Plan relating to Class B                         (4)

(10)(d)        Distribution Plan relating to Class C                         (1)

(10)(e)        Distribution Plan relating to Class R                         (5)

(10)(f)        Service Plan relating to Class R Shares                       (5)

(10)(g)        Dealer Sales Agreement                                        (6)

(10)(h)        Expense Limit Agreement.                                      (8)

(11)           Opinion of Counsel (legality of securities being offered)     (8)

(12)           Opinion as to tax matters and consent                         (*)

(13)(a)        Investment Company Service Agreement                          (6)

(13)(b) Administration Agreement Between the Fund and Pioneer Investment Management, (6) Inc. (formerly Pioneering Management Corporation)

(14)           Consent of Independent Registered Public Accounting Firm      (8)

(15)           Not Applicable

(16)           Power of Attorney                                             (6)

(17)(a)        Code of Ethics                                                (6)

(17)(b)        Form of Proxy Card                                            (7)

N/A            Power of Attorney                                             (8)



(1) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 5 to the Registration Statement (File Nos. 33-36265; 811-06151) as filed with the Securities and Exchange Commission (the "SEC") on February 28, 1996 (Accession No. 0000866707-96-000002).

(2) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 8 to the Registration Statement (File Nos. 33-36265; 811-06151)as filed with the SEC on July 1, 1998(Accession No. 0000866707-98-000012).

(3) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No.13 to the Registration Statement (File Nos. 33-36265; 811-06151) as filed with the SEC on March 1, 2001(Accession No.
               0000866707-01-000004).

(4) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No.15 to the Registration Statement (File Nos. 33-36265; 811-06151) as filed with the SEC on March 1, 2002 (Accession No.
               0000866707-02-000004).

(5) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No.16 to the Registration Statement (File Nos. 33-36265; 811-06151) as filed with the SEC on January 10, 2003 (Accession No.
               0000866707-03-000003).

(6) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 18 to the Registration Statement (File Nos. 33-36265; 811-06151) as filed with the SEC on March 1, 2004 (Accession No.
               0000869356-04-000010).

(7) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's initial Registration Statement on Form N-14 (File No. 333-119868) as filed with the SEC on October 21, 2004 (Accession No.
               0001016964-04-000412).

(8) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-119868) as filed with the Commission on May 11, 2005 (Accession No. 0001016964-05-000227).


(*)            Filed herewith.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file a post-effective amendment at the closing of the reorganization, for the purpose of filing the final tax opinion by Wilmer Cutler Pickering Hale and Dorr LLP, and consent of counsel pursuant to Rule 436 of the Secuties Act of 1933.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 28th day of June, 2005.

                                            Pioneer Europe Fund

                                            By: /s/ Osbert M. Hood
                                            ------------------------------------

                                            Osbert M. Hood
                                            Executive Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                       Title                           Date

         *                      Chairman of the Board, Trustee, June 28, 2005
---------------------------     and President
John F. Cogan, Jr.              (Principal Executive Officer)

         *                      Chief Financial Officer and     June 28, 2005
---------------------------     Treasurer (Principal
Vincent Nave                    Financial and Accounting
                                Officer
         *
----------

Trustees:
Davide R. Bock                  Trustee                         June 28, 2005
         *
----------

Mary K. Bush                    Trustee                         June 28, 2005
         *
----------

Margaret B.W. Graham            Trustee                         June 28, 2005
         *
----------

/s/ Osbert M. Hood
Osbert M. Hood                  Trustee                         June 28, 2005

         *
----------

Marguerite A. Piret             Trustee                         June 28, 2005
         *
----------

Steven K. West                  Trustee                         June 28, 2005
         *
----------

John Winthrop                   Trustee                         June 28, 2005
         *
----------


*  By:   /s/ Osbert M. Hood                                     June 28, 2005
         --------------------------------------------
         Osbert M. Hood, Attorney-in-Fact

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.       Description


(12)              Opinion as to tax matters and consent